  FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

          This Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into Gold Reserve Inc.’s (the “Company”) current Registration Statements on Form F-3 on file with the U.S. Securities and Exchange Commission (the “SEC”).

The following exhibit is furnished with this Form 6-K:

99.1 News Release

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference in this report contains both historical information and “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or “forward looking information” (within the meaning of applicable Canadian securities laws) (collectively referred to herein as “forward looking statements”) that may state the Company’s intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance or achievements to be materially different from those expressed or implied herein and many of which are outside the Company’s control.  Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the Company’s ability to consummate the transactions contemplated by the Memorandum of Understanding (the “MOU”) that the Company entered into with the Bolivarian Republic of Venezuela (“Venezuela”), on February 24, 2016, with respect to the potential settlement, including the payment and resolution, of the amounts awarded (including pre and post award interest and legal costs) (the “Arbitral Award”) by the International Centre for Settlement of Investment Disputes, an amount yet to be agreed to by the parties in exchange for the Company’s contribution of the mining data related to the Brisas Project (the “Mining Data”) to the Brisas-Cristinas Project (as defined herein) and the potential subsequent joint development and financing of the Brisas Project and the adjacent Cristinas gold-copper project into one combined project (“Brisas-Cristinas Project”) by the Company and Venezuela; the ability of Venezuela to obtain financing on favorable terms, if at all, to fund the contemplated payments to the Company pursuant to the Arbitral Award or the other transactions contemplated by the MOU; risks associated with the concentration of the Company’s potential future operations and assets in Venezuela; the timing of the Company’s enforcement or collection of the Arbitral Award if the transactions contemplated by the MOU are not consummated; actions and/or responses by the Venezuelan government, including in connection with the negotiation of definitive documentation pursuant to the MOU and/or with respect to the Company’s ongoing collection efforts related to the Arbitral Award; the Company’ ability to consummate the proposed sale of Class A common shares pursuant to a non-brokered private placement with certain arm’s length investors (the “Private Placement”); economic and industry conditions influencing the sale of the Brisas Project related equipment; conditions or events impacting the Company’s ability to fund its operations and/or service its debt; the Company’s ability to maintain listing of its Class A common shares on the TSX Venture Exchange (the “TSXV”) and continued trading on the OTCQB; and the Company’s long-term plans for identifying and achieving revenue producing operations.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements.  The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.  Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including without limitation:

  the Company’s ability to reach agreement with Venezuela on definitive documentation for the transactions contemplated by the MOU and consummate such transactions;
  the ability of Venezuela to obtain financing on favorable terms, if at all, to fund the contemplated payments to the Company pursuant to the Arbitral Award or the other transactions contemplated by the MOU, including the potential development of the Brisas-Cristinas Project;
  the ability of the Company and Venezuela to obtain the approval of the National Executive Branch of the Venezuelan government to create a Special Economic Zone or otherwise provide tax and other economic benefits for the activities of the jointly owned entity (which we refer to herein as the “mixed company”) contemplated by the MOU;
  the Company’s ability to satisfy its obligations under its outstanding notes following any payment by Venezuela under the Arbitral Award or with respect to contribution by the Company of the Mining Data to the mixed company, and any subsequent distribution of remaining funds to the Company’s shareholders (subject in each case to the payment of outstanding or incurred corporate obligations and/or taxes);
  the timing of the consummation of the transactions contemplated by the MOU or the Company’s collection of the Arbitral Award, if at all;
  the costs associated with the enforcement and collection of the Arbitral Award, including the costs that the Company will incur in connection with the settlement of the Arbitral Award pursuant to the transactions contemplated by the MOU;
  the complexity and uncertainty of varied legal processes in multiple international jurisdictions associated with the Company’s ongoing efforts to collect the Arbitral Award (including the U.S.);
  concentration of the Company’s potential future operations and assets in Venezuela, including operational, regulatory, political and economic risks associated with Venezuelan operations;
  the potential for corruption and uncertain legal enforcement in Venezuela, including requests for improper payments;
  the potential that civil unrest, military actions and crime will impact the Company’s potential future operations and assets in Venezuela;
  risks associated with exploration and, if adequate reserves, financing and other resources are available, development of the Brisas-Cristinas Project (including regulatory and permitting risks);
  the risk that the Company may not be able to obtain the approval of the TSXV to the proposed Private Placement in a timely manner;
  the risk that the Company and the proposed investors may not be able to reach agreement on the definitive documentation necessary to complete the proposed Private Placement;
  the risk that the Company may not receive waivers from holders of its notes with respect to any right to participate in the proposed Private Placement;
  the risk that the closing of the proposed Private Placement may take longer than currently anticipated;
  the Company’s current liquidity and capital resources and access to additional funding in the future when required;
  continued servicing or restructuring of the Company’s outstanding notes or other obligations as they come due;
  the Company’s ability to maintain continued listing of its Class A common shares on the TSXV and continued trading on the OTCQB;
  the Company’s long-term plans for identifying and achieving revenue producing operations in the future;
  shareholder dilution resulting from restructuring or refinancing the Company’s outstanding notes;
  shareholder dilution resulting from the conversion of the Company’s outstanding notes in part or in whole to equity;
  shareholder dilution resulting from the sale of additional equity, including pursuant to the proposed Private Placement;
  value realized from the disposition of the remaining Brisas Project related assets, if any;
  value realized from the disposition of the Mining Data, if any, pursuant to the transactions contemplated by the MOU or otherwise;
  prospects for the Company’s exploration and development of mining projects, including the potential joint development of the Brisas-Cristinas Project by the Company and Venezuela and any development the Company may pursue as a result of the recent acquisition by a subsidiary of the Company of certain wholly-held Alaska mining claims;
  currency, metal prices and metal production volatility;
  adverse U.S. and/or Canadian tax consequences;
  the Company’s ability to continue to report as a “foreign private issuer” pursuant to Rule 3b-4 under the Exchange Act;
  abilities and continued participation of certain key employees; and
  other risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. See “Risk Factors” contained in the Company’s Annual Information Form and Annual Report on Form 40-F filed on www.sedar.com and www.sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed or furnished to the SEC or other securities regulators or presented on the Company’s website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company’s disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 9, 2016

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO